CERVECERIA NACIONAL, S.A.

TELEFONO: 236-1400
APARTADO 6-1393
EL DORADO PANAMA
FAX: 236-1527

File No. 82-4704

02049003

July 29, 2002

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance,
Room 3099 (Stop 3-9),
450 Fifth Street, NW
Washington, D.C. 20549

Re: Cerveceria Nacional, S.A.
File No.82-4704
<u>Periodic reporting under Rule 12g3-2 (b)</u>

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) promulgated under the Securities Exchange Act of 1934, Cerveceria Nacional, S.A., (the "company") hereby furnishes to the Securities and Exchange Commission the following information which was made public as described in Rule 12g3-2 (b) (1) (I).

1. Quarterly Actualization Report IN-T (January - June 2002)
2. Interim Consolidated Financial Statement as of June 30, 2002

Should you need additional information, please do not hesitate to contact the undersigned at (507) 236-1437. Thank you.

Sincerely yours,

Antonio Richa M.
Chief Financial Officer

(Enclosures)
c.c. Darío Castaño Zapata
(Cerveceria Nacional, S.A.)
c.c. Daniel A. Nemo
(Sullivan & Cromwell)

8/2

Comisión Nacional de Valores
República de Panamá

File No. 82-4704

02 AUG -1

ACUERDO No.18-00
(de 19 de mayo del 2000)
ANEXO No.1

FORMULARIO IN-T
INFORME DE ACTUALIZACION TRIMESTRAL
II TRIMESTRE DEL 2002
(ENERO – JUNIO 2002)

CERVECERIA NACIONAL S.A.

INFORMACION GENERAL

1. La razón social y el nombre comercial de la empresa es CERVECERÍA NACIONAL S.A.
2. La empresa está constituida conforme a las leyes de la República de Panamá.
3. CERVECERÍA NACIONAL S.A. se encuentra inscrita a Tomo 3, Folio 102, Asiento 260 de la sección de Personas (Mercantil) del Registro Público de la República de Panamá desde el día veinticuatro (24) de septiembre de 1914, actualizada a la Ficha: 12769; Rollo: 557; Imagen: 43, de la sección de Micropelícula (Mercantil)
4. El domicilio comercial de la empresa es:

Vía Simón Bolivar y Ricardo J. Alfaro, La Locería, República de Panamá
Apartado Postal 6-1393, El Dorado
Panamá, República de Panamá
Teléfono (507)236-1400
Fax (507) 236-4195
Correo Electrónico: info@cerveceria-nacional.com

En enero de 2001 Cervecería Nacional, S. A. constituyó la sociedad Balboa Beer Import Company en el Estado de la Florida. El capital social de la sociedad está representado por un certificado de 10,000 acciones comunes con un valor nominal de $1.00 cada una, emitido a favor de Cervecería Nacional, S.A. La sociedad está organizada para realizar cualquier actividad o negocio permitido bajo las leyes del Estado de la Florida y de los Estados Unidos de Norte América. Al 30 de junio de 2002, esta sociedad no ha registrado operaciones.

Refrescos Nacionales, S.A. el 30 de junio de 2001 acordó adquirir las marcas, registros sanitarios, equipo de procesamiento y distribución del negocio de leche fresca y derivados de Lecherías Unidas, S.A., empresa regional que hasta la fecha procesa y mercadea productos bajo las marcas "La Chiricana", "Lusita", "Body Koolant" entre otras.

El propósito de Refrescos Nacionales, S.A. es absorber la distribución y ventas de Lecherías Unidas, S.A. De igual manera, consolidará el recibo, procesamiento de leche y bebidas en su planta de productos lácteos ubicada en La Concepción, Distrito de Bugaba, Chiriquí.

Con esta adquisición se consolida la posición de Refrescos Nacionales, S.A. en el mercado para las áreas de Chiriquí, Bocas del Toro y Veraguas, a la vez, fortalece su cartera de marcas y productos.

Esta operación forma parte de la estrategia general de Refrescos Nacionales, S.A. que continua fortaleciendo sus sólidas bases para constituirse en el grupo más exitoso de bebidas y lácteos en la República de Panamá.

En septiembre de 2001, la administración de Distribuidora Comercial, S.A. fusionó esta empresa con Financiera Pasadena, S.A., continuando como única sociedad sobreviviente la sociedad Distribuidora Comercial, S.A. Financiera Pasadena, S.A. se dedicaba a otorgar préstamos a clientes de compañías afiliadas.

I. ANÁLISIS DE RESULTADOS FINANCIEROS Y OPERATIVOS

A. Liquidez:

La liquidez del grupo se mejoró en 0.23 en los primeros seis meses del año, pasando de 0.97 a 1.20 al 30 de junio de 2002, como consecuencia, principalmente, a la atención dada a las cuentas por pagar disminuyéndolas en B/. 6.2 millones. Adicionalmente, Envases del Istmo, S.A. logró una reestructuración de sus obligaciones financieras con Primes Banco del Istmo, S.A. y Bank Boston NA, pasando a largo plazo la suma de B/.5.5 millones de dólares. Los activos corrientes disminuyeron en B/.3.0 millones y los pasivos corrientes disminuyeron en B/.13.8 millones con relación a diciembre de 2001.

El nivel de endeudamiento también mejoró cinco puntos porcentuales, disminuyendo de 0.44 a 0.39 y esto se debe también a la disminución en las cuentas por pagar y obligaciones financieras.

El impacto de la carga financiera ha disminuido considerablemente de 3.6% a junio de 2001 a 1.4% a junio de 2002 debido principalmente a los recortes que se han venido dando en la tasa libor desde el primer trimestre del año pasado. La cobertura de intereses pasó de 3.27 veces a junio de 2001 a 8.25 veces a junio de 2002.

Cervecería Nacional, S.A. y Subsidiarias a junio de 2002 reporta activos totales por la suma de B/.183.2 millones de dólares, mostrando una reducción interanual de 3%, equivalente a B/.6.3 millones de dólares. Las cuentas mas significativas del activo son las cuentas por cobrar, los inventarios y las propiedades, planta y equipo, neto.

B. Recursos de Capital:

Cervecería Nacional, S.A. ha mantenido una mezcla de recursos propios y deuda con una relación de aproximadamente de 1a 1, los cuales se han utilizados principalmente para el aumento de capacidad y creación de valor agregado a la empresa en actividades de inversión.

Sus principales fondos para la operación provienen del flujo de caja generado por la ventas al contado 65 % del total de las ventas, de las depreciaciones y amortizaciones que equivalen aproximadamente a B/. 3.5 MM por trimestre.

C. Resultados de las operaciones:

Al 30 de junio de 2002 los resultados operativos del Grupo Cervecería Nacional arrojaron una utilidad de B/. 8.7 millones lo que representa un aumento de 2.0%, B/.1.8 millones con relación al mismo período del año anterior. El índice de contribución marginal disminuyó de 49.7% a junio de 2001 a 48.6% a junio de 2002, esto se debe principalmente a una disminución en el precio de venta de la cerveza que se dío a partir de la segunda quincena del mes de Mayo de 2002. Esto implica una disminución en el rendimiento sobre las ventas de 0.36 puntos, de 11.91% a junio de 2001 a 11.55% a junio de 2002.

Los ingresos totales aumentaron un 4.5% B/.3.3 MM con relación al mismo período del año anterior, esto se debe principalmente a un aumento en el precio de venta de la cerveza que se dió a finales del mes de marzo de 2001. Debido a lo anterior, este período refleja el aumento en precio durante todo el semestre, mientras que el año anterior solamente lo refleja desde finales del mes de marzo.

Los otros ingresos no muestran variación significativa con relación al mismo período del año anterior.

D. Análisis de las perspectivas:

El año 2002 se perfila en Panamá con un comportamiento similar al año 2001 con un modesto crecimiento estimado entre el 1% y 1.5 % y un desempleo del orden del 16 %. Esta situación podría mejorar en la medida que el Diálogo Nacional entre las diferentes fuerzas de la sociedad logren alcanzar acuerdos que permitan la adopción de medidas para la reactivación económica como sería la utilización parcial de los recursos del Fondo Fiduciario para la financiación de grandes obras de infraestructura y atención de la inversión social en nuestro país. Se espera para este año una recuperación del crecimiento en la medida en que se consolide la recuperación de la economía del área de influencia de Panamá (USA y Latinoamérica).

A nivel de la industria cervecera la situación económica nacional se ha traducido en una continua disminución del consumo per cápita pero aun así sigue siendo uno de los más altos de la región con 46 litros. El mejoramiento de la eficiencia de producción y operación y la alta calidad de nuestros productos nos permiten diseñar una estrategia de satisfacción de las necesidades de nuestros clientes que esperamos permitan recuperar los nivel de consumo anteriores y mejorando nuestra participación de mercado.

Los esfuerzos para lograr exportaciones a USA continúan y adicionalmente se ofrecen posibilidades interesantes dentro del área de influencia del Pacto Andino.

II. RESUMEN FINANCIERO

ESTADO DE SITUACIÓN FINANCIERA		2002 Abril-Junio	2002 Enero-Marzo	2001 Oct.-Dic.	2001 Julio-Sept.
Ingresos Totales	Miles B/.	37,679	37,978	42,559	36,547
Margen Operativo	Miles B/.	18,606	18,179	18,165	17,050
Gastos Generales y Administrativos	Miles B/.	14,641	13,407	19,964	13,683
Utilidad Neta	Miles B/.	3,553	4,078	627	3,237
Acciones emitidas y en circulación	c/u	15,359,262	15,359,262	15,359,262	15,373,129
Utilidad o Pérdida por Acción	B/./acc.	0.23	0.27	0.04	0.21
Gastos Financieros	Miles B/.	450	610	721	1,048
Depreciación y Amortización	Miles B/.	3,985	3,763	5,110	3,700

BALANCE GENERAL		2002 Abril-Junio	2001 Enero-Marzo	2001 Oct.-Dic.	2001 Julio-Sept.
Activo Circulante	Miles B/.	55,619	59,488	58,620	64,239
Activos Totales	Miles B/.	183,172	188,653	189,502	196,542
Pasivo Circulante	Miles B/.	46,327	57,967	60,136	64,008
Deuda a Largo Plazo	Miles B/.	25,899	21,517	21,683	23,902
Acciones Preferidas					
Capital Pagado	Miles B/.	40,589	40,589	39,453	39,607
Utilidades Retenidas	Miles B/.	62,136	60,427	59,328	60,543
Total Patrimonio	Miles B/.	102,725	101,016	98,781	100,150
RAZONES FINANCIERAS:					
Dividendo/Acción	B/./acc.	0.12	0.12	0.12	0.12
Deuda Total/Patrimonio	x	0.74[1]	0.87	0.92	0.96
Utilidad Operativa/Gtos. Financieros	x	8.81	7.82	(2.50)	3.21
Capital de Trabajo	Miles B/.	9,292	1,521	(1,516)	231
Razón Corriente	x	1.20	1.03	0.97	1.00

III. ESTADOS FINANCIEROS

A continuación se presentan los estados financieros completos interinos al 30 de Junio de 2002, confeccionados de acuerdo a las Normas internacionales de Contabilidad (NIC'S).

[1] No se incluye el interés de accionistas minoritarios en subsidiarias consolidadas ni el impuesto sobre la renta diferido como parte de la deuda total.

Estados Financieros

Cervecería Nacional, S. A. y Subsidiarias

INFORME

Seis meses terminados el 30 de Junio de 2002 y 31 de Diciembre de 2001

CONTENIDO

INFORMACIÓN GENERAL

Directores

Principales	Suplentes
Julio Mario Santo Domingo	Alberto Preciado Arbeláez
Alejandro Santo Domingo	Carlos Alejandro Pérez
Ricardo Obregón Trujillo	Víctor Machado Pérez
Jon Silverman	Edgardo Báez Noguera
Samuel Lewis Galindo	Alfredo Arias Loredo
Alberto Vallarino Clement	Roberto R. Alemán H.

Dignatarios

Julio Mario Santo Domingo	Presidente
Alejandro Santo Domingo	Vicepresidente
Darío Castaño Zapata	Presidente Ejecutivo
Roberto Alemán Healy	Tesorero
Víctor Alberto Machado Pérez	Secretario

Vicepresidente de Operaciones
Ricardo Janson Calhoun

Representante Legal
Darío Castaño Zapata

Domicilio Social
Panamá, República de Panamá, Avenida Ricardo J. Alfaro – Edificio Pasadena
Apartado 6-1393, El Dorado
Teléfono (507) 236-1400

Auditores
PriceWaterhouseCooper

REPORTE DE LA GERENCIA

Responsabilidad de la Gerencia por los Estados Financieros

La responsabilidad por la integridad y objetividad de la información financiera presentada en estos estados financieros consolidados es de la Gerencia de la Compañía. La Gerencia de Cervecería Nacional, S. A. considera que los estados financieros consolidados que se adjuntan presentan razonablemente, la situación financiera de Cervecería Nacional, S.A. y sus subsidiarias (el Grupo) al 30 de junio de 2002 y 31 de diciembre de 2001, y los respectivos estados consolidados de resultados, utilidades retenidas, inversión de accionistas y flujos de efectivo de acuerdo con las Normas Internacionales de Contabilidad. En la preparación de los estados financieros consolidados, la Gerencia de la Compañía, incluyó cantidades que son basadas en estimados y juicios, los cuales considera son razonables bajo las circunstancias.

Cervecería Nacional, S. A. mantiene una estructura de control interno efectiva. Esta consiste en una organización con líneas de responsabilidad y delegación de autoridad claramente definidas, procedimientos de control y sistemas integrados que le permiten asegurar la integridad de sus transacciones. Para asegurar la administración efectiva del control interno, Cervecería Nacional, S. A., selecciona y entrena cuidadosamente sus empleados, desarrolla y divulga políticas y procedimientos escritos con una apropiada segregación de funciones, proporciona canales apropiados de comunicación y propicia un ambiente que conduce a la efectividad del funcionamiento de los controles. La Gerencia de Cervecería Nacional, S. A. considera que esta estructura proporciona seguridad razonable de que las transacciones son ejecutadas de acuerdo con las políticas de la Gerencia y las Normas Internacionales de Contabilidad. Un elemento importante del ambiente de control es un programa continuo de Auditoría Interna.

Cervecería Nacional, S. A. contrató los servicios de Ernst & Young, auditores externos, para auditar los estados financieros consolidados de acuerdo con las Normas Internacionales de Auditoría, las cuales incluyen una evaluación de la estructura de control interno. Las cifras al 31 de diciembre de 2001 que se adjuntan, son cifras auditadas.

La Junta Directiva se reúne periódicamente con los Auditores Externos e Internos y la Gerencia de la Compañía para revisar asuntos contables, de auditoría, estructura de control interno y otros asuntos financieros y fiscales.

Lic. Antonio Richa
Vicepresidente Financiero

Lic. Nelson J. Cedeño C.
Gerente de Control Financiero

Cervecería Nacional, S. A.

BALANCES GENERALES CONSOLIDADOS

	Notas	30 de Junio 2002	31 de Diciembre 2001
ACTIVOS			
Activos Corrientes			
Efectivo		**B/. 1,161,255**	B/. 6,157,359
Documentos y cuentas por cobrar, neto	3	**20,213,239**	22,303,910
Inventarios, neto	4	**26,970,687**	24,480,085
Impuesto sobre la renta pagado por anticipado		**3,147,373**	4,139,447
Gastos pagados por anticipado		**4,126,288**	1,539,616
		55,618,842	58,620,417
Activos No Corrientes			
Inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio	5	**9,654,965**	9,654,965
Inversiones	6	**1,801,287**	1,862,367
Fondo de cesantía		**3,141,590**	2,864,543
Propiedades, planta y equipos, neto	8	**109,818,076**	113,219,386
Otros activos		**3,137,162**	3,280,342
		127,553,080	130,881,603
TOTAL ACTIVOS		**B/.183,171,922**	B/.189,502,020

	Notas	30 de Junio 2002	31 de Diciembre 2001
PASIVOS E INVERSIÓN DE ACCIONISTAS			
Pasivos Corrientes			
Préstamos por pagar	8	**B/. 25,736,038**	B/. 33,185,782
Documentos y cuentas por pagar		**17,964,508**	24,208,802
Prestaciones y gastos acumulados por pagar		**2,626,020**	2,741,459
		46,326,566	60,136,043
Pasivos No Corrientes			
Préstamos por pagar, neto de porción corriente	8	**25,018,795**	21,683,478
Bonos por pagar	9 y 10	**880,000**	880,000
Cuentas por pagar, neto de porción corriente		**76,902**	85,949
Impuesto sobre la renta diferido		**4,148,354**	4,029,703
		76,450,617	86,815,173
Interés de accionistas *minoritarios* en subsidiarias consolidadas		**3,995,946**	3,906,118
Compromisos y contingencias	12		
Inversión de Accionistas			
Capital emitido (sin valor nominal; acciones comunes autorizadas: 40,000,000; emitidas: 16,200,000)		**51,672,163**	50,536,143
Utilidades retenidas		**62,136,417**	59,327,807
		113,808,580	109,863,950
Acciones en tesorería: 840,738 en el 2002 y 2001		**(11,083,221)**	(11,083,221)
Inversión de Accionistas		**102,725,359**	98,780,729
TOTAL PASIVOS E INVERSIÓN DE ACCIONISTAS		**B/.183,171,922**	B/.189,502,020

Las políticas de contabilidad y notas explicativas en las páginas 9 a 21 son parte integral de los estados financieros.

ESTADOS CONSOLIDADOS DE RESULTADOS

	Nota	Seis meses terminados el 30 de Junio 2002	2001
Ingresos			
Ventas netas		**B/.75,656,835**	B/.71,929,793
Costo de ventas		**38,871,874**	36,149,399
Contribución marginal		**36,784,961**	35,780,394
Gastos de ventas, generales y administrativos	14	**28,047,517**	27,215,359
Resultado de operación		**8,737,444**	8,565,035
Otros ingresos		**1,033,792**	1,075,582
Alquileres ganados		**107,620**	131,098
Intereses ganados		**36,318**	218,740
Dividendos ganados		**3,848**	13,569
Ganancia en venta de propiedades		**-**	136,973
Otros ingresos		**1,181,578**	1,575,962
Intereses y cargos financieros	11	**(1,059,536)**	(2,620,164)
Participación en utilidades de compañías afiliadas		**-**	184,442
Utilidad antes del impuesto sobre la renta		**8,859,486**	7,705,275
Impuesto sobre la renta estimado:			
Corriente		**991,753**	153,990
Diferido		**118,649**	250,716
Total impuesto sobre la renta estimado		**1,110,402**	404,706
Utilidad antes de la participación de accionistas minoritarios en (utilidad) pérdida de subsidiarias consolidadas		**7,749,084**	7,300,569
Participación de accionistas minoritarios en utilidad (pérdida) de subsidiarias consolidadas		**(118,231)**	101,817
Utilidad neta		**B/. 7,630,853**	B/. 7,402,386
Acciones emitidas y en circulación		**15,359,262**	15,661,023
Utilidad por acción		**B/. 0.50**	B/. 0.47

Las políticas de contabilidad y notas explicativas en las páginas 9 a 21 son parte integral de los estados financieros.

ESTADOS CONSOLIDADOS DE UTILIDADES RETENIDAS

	30 de Junio 2002	31 de Diciembre 2001
Utilidades retenidas		
Saldo al inicio del año	**B/.50,173,297**	B/.48,891,979
Utilidad neta	**7,630,853**	11,266,765
Transferencia al fondo de reserva legal	**(341,658)**	(559,969)
Dividendos pagados	**(3,686,223)**	(7,447,463)
Utilidades capitalizadas	**(1,136,020)**	(1,978,015)
Saldo al final del año	**52,640,249**	50,173,297
Fondo de reserva legal		
Saldo al inicio del año	**7,475,904**	6,915,935
Transferencia de utilidades	**341,658**	559,969
Saldo al final del año	**7,817,562**	7,475,904
	60,457,811	57,649,201
Superávit por revaluación de terrenos y mejoras	**1,734,109**	1,734,109
Impuesto complementario	**(55,503)**	(55,503)
Utilidades retenidas	**B/.62,136,417**	B/.59,327,807

Las políticas de contabilidad y notas explicativas en las páginas 9 a 21 son parte integral de los estados financieros.

ESTADOS CONSOLIDADOS DE INVERSIÓN DE ACCIONISTAS

	Seis meses terminados el 30 de junio y 31 de diciembre			
	Cantidades		Acciones	
	2002	2001	**2002**	2001
Autorizadas			**40,000,000**	40,000,000
Capital en acciones				
Emitidas				
Saldo al inicio del período	**B/. 50,536,143**	B/. 48,558,128	**16,200,000**	16,200,000
Utilidades capitalizadas	**1,136,020**	1,978,015	-	-
Saldo al final del período	**51,672,163**	50,536,143	**16,200,000**	16,200,000
Utilidades retenidas				
Saldo al final del período	**62,136,417**	59,327,807	-	-
	113,808,580	109,863,950	**16,200,000**	16,200,000
Tesorería				
Saldo al inicio de período	**(11,083,221)**	(7,370,607)	**(840,738)**	(507,490)
Aumentos	-	(3,712,614)	-	(333,248)
Saldo al final del período	**(11,083,221)**	(11,083,221)	**(840,738)**	(840,738)
	B/.102,725,359	B/. 98,780,729	**15,359,262**	15,359,262
Valor por acción	**B/. 6.69**	B/. 6.43	**15,359,262**	15,359,262

Los tenedores de acciones comunes tienen el derecho de recibir dividendos como y cuando sean declarados por el Grupo. Todas las acciones comunes tienen derecho a un voto por acción sin restricción.

Las políticas de contabilidad y notas explicativas en las páginas 9 a 21 son parte integral de los estados financieros.

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO

	Seis meses terminados el 30 de Junio	
	2002	2001
Flujos de efectivo de actividades de operación		
Utilidad neta	**B/. 7,630,853**	B/. 7,402,386
Ajustes por:		
Ganancia en venta de propiedades	**-**	(136,973)
Depreciación y amortización	**5,561,224**	4,930,988
Amortización de botellas y cajas	**1,531,970**	1,494,439
Amortización de plusvalía	**47,757**	14,834
Amortización de concesiones préstamos	**83,898**	-
Provisión para documentos y cuentas de cobro dudoso	**523,524**	303,867
Impuesto sobre la renta diferido	**118,649**	250,717
Participación de accionistas minoritarios en pérdida de subsidiarias consolidadas	**118,231**	(101,817)
Participación en utilidades de compañías afiliadas	**-**	(184,442)
Resultado de las operaciones antes de cambios en el capital de trabajo	**15,616,106**	13,973,999
Documentos y cuentas por cobrar	**1,567,149**	(4,709,227)
Inventarios	**(4,022,572)**	(4,347,337)
Impuesto sobre la renta pagado por anticipado	**992,074**	153,988
Gastos pagados por anticipado	**(2,586,672)**	(1,991,021)
Otros activos	**59,280**	486,580
Documentos y cuentas por pagar	**(6,253,342)**	(4,464,195)
Fondo de jubilación	**-**	105,850
Prestaciones y gastos acumulados por pagar	**(115,436)**	(600,576)
Flujos de efectivo neto de actividades de operación	**5,256,587**	(1,391,939)
Flujos de efectivo de actividades de inversión		
Fondo de cesantía	**(277,047)**	(199,199)
Valores comerciales negociables	**-**	1,000,000
Inversiones	**61,080**	-
Adquisición de activo fijo, neto de retiros	**(2,207,671)**	(3,604,041)
Flujos de efectivo neto usado en actividades de inversión	**(2,423,638)**	(2,803,240)

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO continuación

	Seis meses terminados el 30 de Junio	
	2002	2001
Flujos de efectivo de actividades de financiamiento		
Préstamos recibidos	**21,788,519**	27,420,693
Amortización de préstamos	**(25,902,946)**	(27,870,474)
Dividendos pagados	**(3,686,223)**	(3,758,645)
Interés de accionistas minoritarios en subsidiarias consolidadas	**(28,403)**	-
Acciones en tesorería	**-**	(433,636)
Flujos de efectivo neto usado en actividades de financiamiento	**(7,829,053)**	(4,642,062)
Disminución neta en el efectivo	**(4,996,104)**	(8,837,241)
Efectivo al inicio del período	**6,157,359**	10,749,467
Efectivo al final del período	**B/. 1,161,255**	B/. 1,912,226

Las políticas de contabilidad y notas explicativas en las páginas 9 a 21 son parte integral de los estados financieros.

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS

1. INFORMACIÓN CORPORATIVA

Cervecería Nacional, S. A. y sus subsidiarias se dedican a la fabricación, distribución y venta de cervezas y bebidas gaseosas refrescantes, principalmente para consumo local; además, distribuyen y venden los productos Tampico, Del Monte y Nevada. Entre sus principales proveedores están: Vidrios Panameños, S. A., Compañía Azucarera La Estrella, S. A., Malteurop, Cargil Malt, N.V. Boormalt, Arancia Corn Products, S. A. de C.V., Hopsteiner, Inc., Gusmercellulo, Atlantic Industries y Pepsi-Cola Manufacturing Co. of Uruguay S.R.L.

Envases del Istmo, S. A. se dedica a la manufactura de envases de aluminio para cervezas y bebidas gaseosas. Sus principales clientes son partes relacionadas: Cervecería Nacional, S. A. y Florida Ice & Farm, Co.

En enero del 2001 Cervecería Nacional, S. A. constituyó la sociedad Balboa Beer Import Company en el Estado de la Florida. El capital social de la sociedad está representado por un certificado de 10,000 acciones comunes con un valor nominal de B/.1.00 cada una, emitido a favor de Cervecería Nacional, S. A. La Compañía está organizada para realizar cualquier actividad o negocio permitido bajo las leyes del Estado de la Florida y de los Estados Unidos de Norteamérica. Al 30 de junio de 2002, esta Compañía no ha registrado operaciones.

En junio del 2001 Refrescos Nacionales, S. A. adquirió las marcas, registros sanitarios, equipos de procesamiento y distribución del negocio de leche fresca y derivados de Lecherías Unidas, S. A., empresa regional que hasta la fecha procesa y mercadea productos bajo las marcas: La Chiricana, Lusita y Body Koolant, entre otras. Con esta adquisición se consolida la posición de Refrescos Nacionales, S. A. en el mercado para las áreas de Chiriquí, Bocas del Toro y Veraguas, a la vez, fortalece su cartera de marcas y productos.

En septiembre del 2001, la Administración de Distribuidora Comercial, S. A. fusionó esta empresa con Financiera Pasadena, S. A., continuando como única sociedad sobreviviente la sociedad Distribuidora Comercial, S. A. Financiera Pasadena, S. A. se dedicaba a otorgar préstamos a clientes de compañías afiliadas.

Cervecería Nacional, S.A. y Subsidiarias son miembros del Grupo Empresarial Bavaria, el cual ejerce influencia importante en las decisiones administrativas y de operaciones de la compañía y reflejan intereses comunes.

NOTAS continuación

2. RESUMEN DE POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS

Base de preparación

Los estados financieros consolidados del Grupo han sido preparados de acuerdo con las Normas emitidas por el Comité de Normas Internacionales de Contabilidad (IASC), interpretaciones emitidas por el Comité Permanente de Interpretaciones de las IASC y los requerimientos aplicables de las leyes de la República de Panamá.

Los estados financieros consolidados están expresados en balboas (B/.) unidad monetaria de la República de Panamá, la cual está a la par y es de libre cambio con el dólar ($) de los Estados Unidos de Norteamérica.

Principios de consolidación

Los estados financieros consolidados incluyen las cuentas de Cervecería Nacional, S. A. y sus subsidiarias: Distribuidora Comercial, S. A., Refrescos Nacionales, S. A., Envases del Istmo, S. A., Bienes Raíces Pasadena, S. A. y Capitales y Tenencias, S. A., después de la eliminación de todas las cuentas y transacciones significativas entre compañías. Cervecería Nacional, S.A. es dueña 100% de las acciones de Distribuidora Comercial, S.A., Bienes Raíces Pasadena, S.A. y Capitales y Tenencias, S.A., en Refrescos Nacionales, S.A. posee el 98% y en Envases del Istmo, S.A. el 54% de participación. Todas las subsidiarias de Cervecería Nacional, S.A. son sociedades anónimas organizadas de acuerdo con las leyes de la República de Panamá y con domicilio en la ciudad de Panamá, República de Panamá.

Régimen de incentivos industriales

Las empresas manufactureras se acogen al régimen de incentivos para el fomento y desarrollo de la industria nacional y de las exportaciones, previsto en la Ley 3 del 20 de marzo de 1986. La inscripción del Grupo en el Registro Oficial de la Industria Nacional tiene distintas fechas de vencimiento que van hasta el año 2009.

El Grupo tiene los siguientes incentivos fiscales:

a) Impuesto de importación del 3% sobre maquinaria, equipo, partes y accesorios, materia prima, productos semi-elaborados, envases, combustibles y lubricantes que entren en la composición y proceso de elaboración de sus productos.

b) Exoneración del impuesto sobre la renta de las ganancias provenientes de las exportaciones de sus productos y sobre las utilidades netas reinvertidas para la expansión de la capacidad de la planta o para producir artículos nuevos.

c) Régimen especial de arrastre de pérdidas para efectos del pago del impuesto sobre la renta. Las pérdidas sufridas durante cualquier año de operación, dentro de la vigencia del Registro Oficial, podrán deducirse de la renta gravable en los tres años inmediatamente posteriores al año en que se produjeron.

NOTAS continuación

2. RESUMEN DE POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS continuación

Inversiones al método de participación en el patrimonio

El método de participación en el patrimonio se utiliza para las inversiones en compañías afiliadas en donde la inversión representa del 20% al 50% de las acciones en circulación de la compañía en la que se invierte.

Inversiones

Las inversiones que se mantienen hasta su vencimiento son registradas al costo de adquisición y se reconocen las pérdidas únicamente cuando la reducción en el valor de mercado es permanente.

Estimación para documentos y cuentas de cobro dudoso

La Gerencia aumenta la estimación para documentos y cuentas de cobro dudoso en base a la evaluación de sus documentos y cuentas por cobrar con cargo a operaciones. Las cuentas que resulten incobrables en cada período son rebajadas de la estimación.

Inventarios

Los inventarios están registrados al más bajo del costo y su valor neto de realización, usando el método de costo promedio.

Amortización de botellas y cajas

La amortización de botellas y cajas se calcula en base a la producción envasada.

Propiedades, planta y equipos

Las propiedades, planta y equipos están valorados al costo, excepto por ciertas propiedades que están registradas de acuerdo a importes de revaluación. La depreciación se calcula mediante el método de línea recta.

Fondo de jubilación

Cervecería Nacional, S. A. realiza aportes mensuales al fondo de jubilación y aportes extraordinarios periódicamente para cubrir el déficit de las reservas actuariales. Estos aportes extraordinarios se registran a gastos.

2. RESUMEN DE POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS *continuación*

Fondo de cesantía / prima de antigüedad e indemnización acumuladas

Las leyes laborales obligan a los empleadores a establecer un fondo de cesantía para pagar al trabajador al cesar la relación de trabajo, cualesquiera que sean las causas, la prima de antigüedad e indemnización en casos de despidos injustificados. La Gerencia cotiza al fondo de cesantía en base al 2.25% del total de los salarios pagados.

Política de Dividendos

El pago de dividendos lo decide la Junta Directiva de la empresa anualmente, de acuerdo a las utilidades obtenidas y a las inversiones proyectadas.

Reserva legal

Mediante asamblea general extraordinaria de accionistas de la Cervecería Nacional, S. A. celebrada el 29 de enero de 1973, se resolvió destinar por lo menos un cinco por ciento de las utilidades netas de la Cervecería Nacional, S. A. a un fondo de reserva.

Impuesto sobre la renta

El impuesto sobre la renta del período comprende tanto el impuesto corriente como el impuesto diferido. El impuesto sobre la renta es reconocido en los resultados de operaciones del período corriente.

El impuesto corriente se refiere al impuesto por pagar sobre los ingresos netos gravables del período, utilizando las tasas vigentes a la fecha del balance general.

El impuesto sobre la renta diferido es calculado con base al método de pasivo, considerando las diferencias temporales entre los valores según libros de los activos y pasivos informados para propósitos financieros y los montos utilizados para propósitos fiscales. El monto de impuesto diferido está basado en la forma de realización de los activos y pasivos, utilizando las tasas de impuesto sobre la renta vigentes a la fecha del balance general.

Alquileres diferidos

El edificio que ocupa Envases del Istmo, S. A. pertenece a la Zona Libre de Colón, con la cual se celebró un contrato de arrendamiento industrial el 6 de agosto de 1986 y tiene una duración de veinte años. La Compañía efectuó mejoras para adaptar el bien arrendado de acuerdo a las necesidades de sus instalaciones. Los cánones mensuales de arrendamiento se difieren para uniformarlos a través de los veinte años de duración del contrato.

3. DOCUMENTOS Y CUENTAS POR COBRAR, NETO

Los documentos y cuentas por cobrar se resumen a continuación:

	30 de junio 2002	31 de Diciembre 2001
Cuentas por cobrar	**B/.21,097,029**	B/.22,370,287
Estimación para documentos y cuentas de cobro dudoso	**(2,582,956)**	(2,061,542)
	18,514,073	20,308,745
Empleados	**216,067**	221,524
Otras	**1,483,099**	1,773,641
	B/.20,213,329	B/.22,303,910

Cuentas por cobrar garantizan obligaciones bancarias.

El movimiento de la estimación para documentos y cuentas de cobro dudoso, se presenta a continuación:

	30 de junio 2002	31 de Diciembre 2001
Saldo al inicio del período	**B/.2,061,542**	B/. 481,208
Aumento	**523,524**	2,201,317
Disminución	**2,110**	620,983
	B/.2,582,956	B/. 2,061,542

4. INVENTARIOS, NETO

Los inventarios se componen de:

	30 de junio 2002	31 de Diciembre 2001
Productos terminados	**B/. 5,383,414**	B/. 3,561,326
Materia prima	**3,863,623**	3,286,551
Materiales y suministros, neto	**12,530,670**	12,065,815
	21,777,707	18,913,692
Botellas y cajas, neto	**5,192,980**	5,566,393
	B/.26,970,687	B/.24,480,085

NOTAS continuación

5. INVERSIONES Y ADELANTOS EN COMPAÑÍAS AFILIADAS, AL MÉTODO DE PARTICIPACIÓN EN EL PATRIMONIO

El resumen de las inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio se desglosa a continuación:

	30 de junio 2002	31 de Diciembre 2001
Inversiones		
Saldo al inicio del período	**B/.6,281,918**	B/. 6,732,130
Disminución	**-**	(450,212)
Saldo al final del período	**6,281,918**	6,281,918
Participación en las utilidades retenidas		
Saldo al inicio del período	**3,373,047**	3,335,959
Participación en las utilidades del período	**-**	37,088
Saldo al final del período	**3,373,047**	3,373,047
	B/.9,654,965	B/. 9,654,965

6. INVERSIONES

Las inversiones se resumen a continuación:

	30 de junio 2002	31 de Diciembre 2001
Acciones de compañías nacionales	**B/.1,661,309**	B/. 1,707,389
Bonos de empresas privadas	**50,000**	50,000
Bonos del Estado	**89,978**	104,978
	B/.1,801,287	B/. 1,862,367

7. PROPIEDADES, PLANTA Y EQUIPO, NETO

Las propiedades, planta y equipos se desglosan a continuación:

	30 de junio de 2002				
	Saldo al Inicio del Año	**Adiciones**	**Retiros**	**Transferencia**	**Saldo al Final del Año**
Activo fijo					
Maquinaria y equipos	**B/.132,903,667**	**B/. 662,537**	**B/. 447,857**	**B/. 540,554**	**B/.133,658,901**
Edificio	**27,862,955**	**-**	**83,526**	**(78,610)**	**27,700,819**
Terreno	**19,727,621**	**-**	**27,045**	**175,629**	**19,876,205**
Mobiliario y equipo	**12,136,608**	**149,990**	**-**	**1,600,512**	**13,887,110**
	192,630,851	**812,527**	**558,428**	**2,238,085**	**195,123,035**
Depreciación y amortización acumuladas					
Maquinaria y equipos	**68,426,784**	**4,055,677**	**254,305**	**(247,859)**	**71,980,297**
Edificio	**7,106,256**	**378,983**	**17,330**	**57,036**	**7,524,945**
Mobiliario y equipo	**7,551,471**	**1,126,564**	**-**	**190,823**	**8,868,858**
	83,084,511	**5,561,224**	**271,635**	**-**	**88,374,100**
Obras en proceso	**3,673,046**	**1,625,020**	**8,611**	**(2,220,314)**	**3,069,141**
Valor neto	**B/.113,219,386**				**B/.109,818,076**

	31 de diciembre de 2001				
	Saldo al Inicio del Año	Adiciones	Retiros	Transferencia	Saldo al Final del Año
Activo fijo					
Maquinaria y equipos	B/.124,451,810	B/.3,679,483	B/.2,106,493	B/. 6,878,867	B/.132,903,667
Edificio	26,753,163	494,472	88,995	704,315	27,862,955
Terreno	19,859,997	251,724	170,887	(213,213)	19,727,621
Mobiliario y equipo	9,277,046	2,091,559	50,964	818,967	12,136,608
	180,342,016	6,517,238	2,417,339	8,188,936	192,630,851
Depreciación y amortización acumuladas					
Maquinaria y equipos	61,416,433	7,636,643	2,028,776	1,402,484	68,426,784
Edificio	6,560,090	655,310	109,144	-	7,106,256
Mobiliario y equipo	5,757,582	2,057,261	-	(263,372)	7,551,471
	73,734,105	10,349,214	2,137,920	1,139,112	83,084,511
Obras en proceso	7,827,606	2,611,180	-	(6,765,740)	3,673,046
Valor neto	B/.114,435,517				B/.113,219,386

Propiedades, planta y equipos garantizan obligaciones bancarias.

8. PRESTAMOS POR PAGAR

Los préstamos por pagar al 30 de junio y 31 de diciembre se detallan a continuación:

	2002			2001
	Porción Corriente	Porción Largo Plazo	Total	Total
Lloyds TSB Bank PLC	B/. 4,440,000	B/. 3,600,000	B/. 8,040,000	B/. 8,760,000
The Bank of Nova Scotia	4,744,348	15,991,304	20,735,652	21,107,826
Dresdner Bank Lateinamerika, AG	-	-	-	8,000,000
Citibank, NA	-	-	-	1,000,000
Banco Nationale de París, Paribas	7,000,000	-	7,000,000	2,500,000
BankBoston, NA	5,000,000	-	5,000,000	3,500,000
	21,184,348	19,591,304	40,775,652	44,867,826
Envases del Istmo, S. A.				
Primer Banco del Istmo, S. A.	1,936,419	2,927,491	4,863,910	4,266,426
BankBoston, NA	664,024	2,500,000	3,164,024	3,210,860
Banco Bilbao Viscaya Argentaria (Panamá), S. A.	657,747	-	657,747	796,588
Citibank, NA	1,293,500	-	1,293,500	1,727,560
	4,551,690	5,427,491	9,979,181	10,001,434
	B/.25,736,038	B/.25,018,795	B/.50,754,833	B/.54,869,260

Cervecería Nacional, S. A. tiene línea de crédito a corto plazo en los siguientes siete bancos: Lloyds TSB Bank PLC por B/.3,000,000, The Bank of Nova Scotia por B/.5,000,000, BankBoston, NA por B/.10,000,000, Dresdner Bank Lateinamerika AG por B/.8,800,000, Banque Nationale de París por B/.7,000,000 y Citibank, NA Panamá por B/.3,000,000. Al 30 de junio de 2002 la porción no utilizada de las líneas de crédito era de B/.19,800,000 (2001 - B/.27,800,000).

The Bank of Nova Scotia concedió, en el 2000, crédito a Cervecería Nacional, S. A. hasta la suma de B/.15,000,000 con vencimiento en el 2005. Este préstamo se amortiza en abonos trimestrales de B/.326,087 a capital. El préstamo está garantizado con primera hipoteca y anticresis sobre varias propiedades pertenecientes al Grupo Cervecería Nacional con un valor estimado de mercado no menor de B/.19,000,000 y endoso de póliza de seguro sobre las propiedades hipotecadas a una cobertura del 80% del valor del avalúo.

NOTAS continuación

8. PRÉSTAMOS POR PAGAR continuación

Lloyds TSB Bank PLC y The Bank of Nova Scotia, en 1998 concedieron crédito a Cervecería Nacional, S. A. hasta la suma de B/.18,000,000, a razón de B/.9,000,000 cada uno con vencimiento en el 2005. Estos préstamos se amortizan en abonos trimestrales de B/.360,000 a cada banco. Los préstamos están garantizados por maquinaria y equipo por valor aproximado de B/.10,146,622, equipo rodante por valor de B/.3,881,810, construcciones en proceso y endoso de póliza de seguro sobre dichos activos. Además, en garantía de estos préstamos Distribuidora Comercial, S. A. y Bienes Raíces Pasadena, S. A. constituyeron primera y segunda hipoteca sobre ciertas fincas de su propiedad.

Envases del Istmo, S. A. tiene líneas de crédito a corto plazo, en los siguientes cinco bancos: Primer Banco del Istmo, S. A. por B/.2,000,000 y está garantizado mediante primera hipoteca y anticresis sobre equipos de producción por un 125% del valor de la facilidad y el crédito general de la empresa, BankBoston, NA por B/.1,000,000 garantizado con cuentas por cobrar a clientes y afiliadas a razón del 100% de la facilidad, Banco Internacional de Costa Rica, S. A. por B/.1,000,000 y Citibank, NA por B/.2,000,000, al igual que línea de crédito del Banco Bilbao Vizcaya Argentaria (Panamá), S. A. por B/.2,000,000, este último con Comfort Letter de Cervecería Nacional, S. A. Al 30 de junio de 2002 la porción no utilizada de las líneas de crédito era de B/.3,448,311 (2001 - B/.2,440,445).

Envases del Istmo, S.A. adeuda a Primer Banco del Istmo, S. A. préstamo a largo plazo por la suma de B/.2,927,490, correspondiente a la reestructuración de obligaciones con el banco. El préstamo está garantizado mediante primera hipoteca y anticresis sobre equipos de producción por un 125% del valor de la facilidad y por el crédito general de la empresa y vence en mayo del 2009.

Bank Boston, N.A. concedió préstamo a largo plazo a Envases del Istmo, S.A. por la suma de B/.2,500,000, correspondiente a reestructuración de obligaciones con el banco. El préstamo está garantizado con maquinaria y equipo con un valor no menor a B/.3,125,000 y endoso de póliza contra incendio a favor del banco hasta la suma de B/.2,500,000. Este préstamo se amortiza en abonos trimestrales de B/.71,428.57 mas un abono final de B/.500,000 pagadero al momento del último abono trimestral.

Los intereses de los préstamos son ajustables periódicamente de acuerdo al costo de los fondos en el mercado financiero local e internacional.

9. BONOS POR PAGAR

En 1999, La Comisión Nacional de Valores autorizó a Refrescos Nacionales, S. A. la emisión de bonos agroindustriales por siete millones de balboas en una sola serie, a una tasa fija anual de 7.5% y vencimiento en el 2003.

Los intereses que devenguen los bonos son pagaderos trimestralmente, específicamente los días 14 de marzo, 14 de julio, 14 de septiembre y 14 de diciembre de cada año hasta su fecha de vencimiento o la fecha de su redención anticipada.

Los pagos de capital e intereses los efectúa Primer Banco del Istmo, S. A., como Agente de Pago, Registro y Transferencia, a favor del tenedor registrado de los bonos. La emisión de los bonos está respaldada por el crédito general de la Compañía.

10. COMPENSACIÓN DE ACTIVOS FINANCIEROS CON PASIVOS FINANCIEROS

Refrescos Nacionales, S. A. ha efectuado una emisión de B/.5,000,000 en bonos agroindustriales y ofreció a sus tenedores cancelar los mismos a través de documentos negociables por B/.5,000,000 a su fecha de vencimiento en marzo del 2003. Los documentos negociables mantienen fecha de vencimiento y tasa de interés igual. Esta compensación no representa ganancia ni pérdida para la Compañía y sus tenedores.

11. INTERESES Y CARGOS FINANCIEROS

Los intereses y cargos financieros se detallan como sigue:

	Seis meses terminados el 30 de junio	
	2002	2001
Préstamos	**B/. 942,366**	B/.2,488,668
Bonos	**56,104**	41,715
Arrendamiento financiero	**61,066**	89,781
	B/.1,059,536	B/.2,620,164

12. COMPROMISOS Y CONTINGENCIAS

Compromisos

- Arrendamiento financiero

La Compañía arrienda equipos bajo contratos de arrendamiento financiero. Al final de los contratos la Compañía tiene la opción de adquirir los equipos por un monto equivalente a la última letra. Los pagos futuros mínimos por año según los contratos de arrendamiento financiero son los siguientes:

2002	B/. 739,882
2003	65,293
2004	7,927
2005	603
Total de pagos futuros mínimos	813,705
Importes que representan intereses	(28,457)
Valore presente de los pagos mínimos de arrendamientos	B/.785,248

12. COMPROMISOS Y CONTINGENCIAS continuación

- Fianzas Solidarias

El 26 de junio de 2002 se firmaron acuerdos de préstamos entre Bavaria , S.A. y la International Finance Corporation (IFC) por un monto total de B/.300 millones de dólares, de los cuales Cervecería Nacional, S.A. entre otras subsidiarias de Bavaria, S.A., actuan en calidad de coodeudor solidario. Al 30 de junio de 2002, no se ha efectuado desembolso alguno relacionado con esta facilidad crediticia.

Contingencias

Cervecería Nacional, S. A. y Subsidiarias

- Procesos por prácticas monopolísticas

Cervecería Nacional, S. A., Distribuidora Comercial, S. A., Refrescos Nacionales, S. A., Bienes Raíces Pasadena, S. A., Financiera Pasadena, S. A. y Arrendadora Centroamericana, S. A. tienen demanda civil ordinaria presentada por Dirección y Administración de Empresas, S. A., Cervecería Barú, S. A., Cervecería Panamá, S. A. y Cervecerías Barú Panamá, S. A. ante el Juzgado Noveno de Circuito de lo Civil del Primer Circuito Judicial de Panamá, por la cantidad de B/.41,468,423.65 más costas, gastos e intereses, por razón de realizar prácticas monopolísticas relativas al celebrar contratos de distribución exclusiva para la reventa de cervezas. En virtud de lo establecido por la Ley 29 de 1996, las demandantes han solicitado que la condena que se establezca sea de tres veces dicho monto.

De acuerdo a consultas realizadas a los asesores legales de Cervecería Nacional, S. A., consideran que existen grandes probabilidades de que no se acceda a lo pedido y, por lo tanto, se absuelva a la Compañía de los cargos presentados en su contra. Al 30 de junio de 2002, la Compañía no ha acumulado reserva alguna para hacer frente a esta contingencia.

- Procesos administrativos

En marzo del 2000, Cervecerías Barú Panamá, S. A. presentó ante la Comisión de Libre Competencia y Asuntos del Consumidor (CLICLAC) denuncia contra Cervecería Nacional, S. A. y sus subsidiarias por la supuesta Comisión de Prácticas Monopolísticas relativas en el mercado de distribución y venta de cervezas en la República de Panamá, con el objeto de desplazarla indebidamente del mercado.

Mediante Acuerdo No.PC-014-01 del 30 de abril del 2001, el Pleno de Comisionados de la CLICLAC ordena la apertura de una "investigación administrativa de oficio" por la presunta comisión de Prácticas Monopolísticas Relativas según los Artículos No.14, No.15, No.16, y No.17 de la Ley 29 de 1996, en donde figuran como agentes económicos vinculados a la investigación el Grupo Cervecería Nacional liderado por Cervecería Nacional, S. A. y sus subsidiarias Distribuidora Comercial, S. A., Cervecería Chiricana, S. A. y Refrescos Nacionales, S. A. y por otra parte Cervecerías Barú Panamá, S. A.

12. COMPROMISOS Y CONTINGENCIAS continuación

Mediante Auto No.862 del 12 de octubre del 2001, la Juez Octava del Circuito, Ramo Civil del Primer Circuito Judicial de Panamá, admitió solicitud de aseguramiento de pruebas presentada por la CLICLAC y ordenó la práctica de las mismas. En la actualidad se está en trámite de obtener declaraciones y testimonios.

13. HECHOS RELEVANTES

La administración de la compañía consideró el cambio de los Auditores Externos. La nueva firma de auditoría y consultoría a partir del año 2002 será PriceWaterhouseCooper.

14. GASTOS DE VENTA, GENERALES Y ADMINISTRATIVOS

Un detalle de los gastos de ventas, generales y administrativos al 30 de junio, se presenta a continuación:

	2002	2001
Salarios y otras remuneraciones	**B/. 8,334,154**	B/.7,923,492
Dietas de Directores	**182,550**	464,130
Gastos de franquicia	**42,232**	51,975
Convención colectiva	**323,334**	319,979
Prestaciones laborales	**1,619,822**	1,312,173
Servicios profesionales	**635,098**	639,666
Servicios especiales	**343,732**	399,973
Servicios de escolta	**263,584**	226,565
Depreciación y amortización	**3,475,229**	2,955,748
Propaganda y promociones	**3,708,142**	3,985,610
Becas, seminarios, cuotas y convenciones	**179,926**	173,139
Gastos de viaje	**157,819**	160,267
Alquileres	**307,673**	375,538
Materiales, papelería y útiles de oficina	**378,789**	395,562
Seguros	**447,038**	823,129
Impuestos	**295,590**	274,654
Comunicaciones	**343,746**	410,006
Contribuciones y donaciones	**51,142**	71,799
Reparación, mantenimiento, gasolina, aceite y otros	**1,269,265**	1,335,205
Mantenimiento de equipo tecnológico	**187,552**	271,909
Gasto de acarreo	**1,318,569**	1,287,879
Energía eléctrica y consumo de agua	**238,905**	244,206
Alimentación y transporte de empleados	**661,268**	700,328
Aseo y limpieza	**201,697**	231,973
Almacenaje, carga y flete	**75,514**	54,828
Combustible, aceite y aditivos	**698,415**	738,858
Producto dañado, cambios y roturas	**717,333**	360,560
Plan vehicular	**386,111**	364,972
Cuentas malas	**523,524**	303,867
Gastos bancarios	**124,468**	62,802
Otros gastos	**555,296**	294,567
	B/.28,047,517	B/.27,215,359

IV DIVULGACION

La divulgación de este informe se hará vía internet en el portal de Cervecería Nacional, S.A. el cual es de acceso a todo el público.
Web site: Cerveceria-nacional.com

FIRMAS

Nombre y Firma del Representante Legal de la solicitante (o de la persona que se autorice para firmar)

ING. DARIO CASTAÑO ZAPATA
PRESIDENTE EJECUTIVO Y REPRESENTANTE LEGAL

A N E X O S

ESTADOS CONSOLIDADOS DE RESULTADOS

	Ultimos 12 meses Septiembre de 2001 a Junio de 2002
	2002
Ingresos	
Ventas netas	**B/.112,819,960**
Costo de ventas	**59,426,254**
Contribución Marginal	**53,393,706**
Gastos de ventas, generales y administrativos	**47,263,788**
Resultado de Operación	**6,129,918**
Otros ingresos	**4,141,046**
Alquileres ganados	**153,023**
Intereses ganados	**353,798**
Dividendos ganados	**5,007**
Ganancia en venta de propiedades	**6,024**
Otros ingresos	**4,658,898**
Intereses y cargos financieros	**2,377,998**
Participación en utilidad de compañías afiliadas	**(147,354)**
Utilidad antes del impuesto sobre la renta	**8,263,464**
Impuesto sobre la renta estimado:	
Corriente	**783,214**
Diferido	**243,559**
Total impuesto sobre la renta estimado	**1,026,773**
Participación de accionistas minoritarios en pérdida de subsidiarias consolidadas	**510,828**
Utilidad neta	**B/. 7,747,519**
Números de acciones	**15,359,262**
Utilidad por acción	**B/. 0.50**

Cervecería Nacional, S. A. y Subsidiarias

Estados Financieros Semestrales

CONSOLIDACIÓN DEL BALANCE GENERAL

30 de Junio de 2002

	Total Consolidado	ELIMINACIONES Dr.	Cr.	Total	Cervecería Nacional, S. A.	Distribuidora Comercial, S. A.	Bienes Raíces Pasadena, S. A.	Refrescos Nacionales, S. A.	Capitales y Tenencias, S. A.	Envases del Istmo, S. A.
ACTIVOS										
Activos Corrientes										
Efectivo	B/. 1,161,255	B/. -	B/. -	B/. 1,161,255	B/. 228,151	B/. 580,391	B/. 18,194	B/. 104,449	B/. -	B/. 230,070
Documentos y cuentas por cobrar, neto	20,213,239	-	-	20,213,239	736,978	6,014,573	104,536	10,310,571	-	3,046,581
Cuentas por cobrar - afiliadas	-	-	21,303,820	21,303,820	18,464,239	0	0	2,603,696	235,885	0
Inventarios	26,970,687	391,373	940,575	27,519,889	12,761,880	4,500,586	3,379	7,038,836	-	3,215,208
Impuesto sobre la renta pagado por anticipado	3,147,373	-	-	3,147,373	716,406	1,639,595	131,495	659,877	-	-
Gastos pagados por anticipado	4,126,288	-	-	4,126,288	2,085,469	409,395	22,067	1,144,778	-	464,579
	55,618,842	391,373	22,244,395	77,471,864	34,993,123	13,144,540	279,671	21,862,207	235,885	6,956,438
Activos No Corrientes										
Inversión en subsidiarias	-	-	54,644,195	54,644,195	54,354,404	289,791	-	-	-	-
Inversiones y adelantos en compañias afiliadas, al método de participación en el patrimonio	9,654,965	-	-	9,654,965	8,803,182	-	-	242,241	609,542	-
Inversiones	1,801,287	-	11,120,000	12,921,287	56,998	11,156,000	798,485	205,410	704,394	-
Fondo de cesantía	3,141,590	-	-	3,141,590	939,236	1,251,220	-	806,439	-	144,695
Propiedades, planta y equipos, neto	109,818,076	3,783,281	58,597	106,093,392	42,295,781	14,464,604	19,230,424	17,758,534	-	12,344,049
Otros activos	3,137,162	760,495	85,554	2,462,221	542	219,368	5,680	1,963,161	-	273,470
	127,553,080	4,543,776	65,908,346	188,917,650	106,450,143	27,380,983	20,034,589	20,975,785	1,313,936	12,762,214
TOTAL ACTIVOS	B/. 183,171,922	B/. 4,935,149	B/. 88,152,741.00	B/. 266,389,514	B/. 141,443,266	B/. 40,525,523	B/. 20,314,260	B/. 42,837,992	B/. 1,549,821	B/. 19,718,652
PASIVOS E INVERSIÓN DE ACCIONISTAS										
Pasivos Corrientes										
Préstamos por pagar	B/. 25,736,037	B/. -	B/. -	B/. 25,736,037	B/. 21,184,348	B/. -	B/. -	B/. 0	-	4,551,689
Documentos y cuentas por pagar	17,964,508	-	-	17,964,508	9,983,632	1,838,508	32,630	3,763,637	-	2,346,101
Dividendos y cuentas por pagar - afiliadas	0	21,303,820	-	21,303,820	0	11,742,399	9,427,378	0	0	134,043
Prestaciones y gastos acumulados por pagar	2,626,024	-	-	2,626,024	1,139,349	967,973	78,129	384,222	-	56,351
Impuesto sobre la renta por pagar	0			0	-	-	-	0	-	-
	46,326,569	21,303,820	-	67,630,389	32,307,329	14,548,880	9,538,137	4,147,859	0	7,088,184
Pasivos No Corrientes										
Préstamo por pagar, neto de porción corriente	25,018,794	-	-	25,018,794	19,591,304	-	-	-	-	5,427,490
Bonos por pagar	880,000	11,120,000	-	12,000,000	-	-	-	12,000,000	-	0
Cuentas por pagar, neto de porción corriente	76,901	-	-	76,901	-	-	-	-	-	76,901
Impuesto sobre la renta diferido	4,148,353	638,397	351,432	4,435,318	3,626,395	256,046	-	549,120	-	3,757
	76,450,617	33,062,217	351,432	109,161,402	55,525,028	14,804,926	9,538,137	16,696,979	0	12,596,332
consolidadas	3,995,946	3,652,257	7,648,203	-	-	-	-	-	-	-
Inversión de Accionistas										
Capital pagado	40,588,941	65,213,400	-	105,802,341	40,878,732	16,844,252	9,063,881	28,095,814	1,549,821	9,369,841
Utilidades retenidas	60,457,811	36,338,096	47,048,743	49,747,164	45,039,506	8,876,345	(21,867)	(1,954,801)	-	(2,192,019)
Superávit por revaluación	1,734,109	-	-	1,734,109	-	-	1,734,109	-	-	-
Impuesto complementario	(55,502)	-	-	(55,502)	-	-	-	-	-	(55,502)
Total Inversión de Accionistas	102,725,359	101,551,496	47,048,743	157,228,112	85,918,238	25,720,597	10,776,123	26,141,013	1,549,821	7,122,320
TOTAL PASIVOS E INVERSIÓN DE ACCIONISTAS	B/. 183,171,922	B/. 138,265,970	B/. 55,048,378	B/. 266,389,514	B/. 141,443,266	B/. 40,525,523	B/. 20,314,260	B/. 42,837,992	B/. 1,549,821	B/. 19,718,652
	0	143,201,119	143,201,119	0	0	(0)	0	0	0	0

CONSOLIDACIÓN DEL ESTADO DE RESULTADOS

Periodo terminado el 30 de Junio de 2002

	Total Consolidado	ELIMINACIONES Dr.	Cr.	Total	Cervecería Nacional, S. A.	Distribuidora Comercial S. A.	Bienes Raíces Pasadena, S. A.	Refrescos Nacionales, S. A.	Capitales y Tenencias, S. A.	Envases del Istmo, S. A.
Ingresos										
Ventas a subsidiarias	B/. -	B/. 24,741,398	B/. -	B/. 24,741,398	B/. 22,021,681	B/. -	B/. -	B/.	B/. -	B/. 2,719,717
Ventas a clientes	75,656,835		-	75,656,835	57,098	41,387,651	-	29,349,640	-	4,862,446
Ventas netas	75,656,835	24,741,398	-	100,398,233	22,078,779	41,387,651	-	29,349,640	-	7,582,163
Costo de ventas	38,871,874	549,202	27,360,940	65,683,612	13,101,555	27,745,683	-	18,329,320	-	6,507,054
Contribución Marginal	36,784,961	25,290,600	27,360,940	34,714,621	8,977,224	13,641,968	-	11,020,320	-	1,075,109
Gastos de ventas, generales y administrativos	28,047,517	14,833	3,793,121	31,825,805	6,162,854	14,058,794	378,705	10,648,825	-	576,627
Resultado de operación	8,737,444	25,305,433	31,154,061	2,888,816	2,814,370	(416,826)	(378,705)	371,495	-	498,482
Otros ingresos	1,033,792	3,888,968	-	4,922,760	2,587,295	1,578,001	-	740,398	-	17,066
Alquileres ganados	107,620	589,620	-	697,240	-	39,400	657,840	-	-	-
Intereses ganados	36,318	369,566	-	405,884	14,298	390,579	-	798	-	209
Dividendos ganados	3,848	1,542,702	-	1,546,550	-	-	-	2,523	1,544,027	-
Dividendos ganados - intercompañía	0	2,941,193	-	2,941,193	2,933,703	7,490	-	-	-	-
Ganancia en venta de propiedades	-	-	-	-	-	-	-	-	-	-
Otros ingresos	1,181,578	9,332,049	-	10,513,627	5,535,296	2,015,470	657,840	743,719	1,544,027	17,275
Utilidad bruta en ventas	9,919,022	34,637,482	31,154,061	13,402,443	8,349,666	1,598,644	279,135	1,115,214	1,544,027	515,757
Intereses y cargos financieros	1,059,536	-	369,566	1,429,102	669,964	23,206	-	452,825	-	283,107
Participación en utilidades de compañías afiliadas	-	-	-	-	-	-	-	-	-	-
Utilidad antes del impuesto sobre la renta	8,859,486	34,637,482	31,523,627	11,973,341	7,679,702 0	1,575,438 0	279,135 0	662,389 0	1,544,027 0	232,650
Impuesto sobre la renta estimado:										
Corriente	991,753	-	-	991,753	767,970	157,544	-	66,239	-	-
Diferido	118,649	-	-	118,649	78,580	-	-	40,069	-	-
Total impuesto sobre la renta Estimado	1,110,402	-	-	1,110,402	846,550	157,544	-	106,308	-	-
Utilidad antes de la participación de accionistas minoritarios en subsidiarias consolidadas	7,749,084	34,637,482	31,523,627	10,862,939	6,833,152	1,417,894	279,135	556,081	1,544,027	232,650
Participación de accionistas minoritarios en subsidiarias consolidadas	118,231	118,231		-	-	-	-	-	-	-
Utilidad neta	B/. 7,630,853	B/. 34,755,713	B/. 31,523,627	B/. 10,862,939	B/. 6,833,152	B/. 1,417,894	B/. 279,135	B/. 556,081	B/. 1,544,027	B/. 232,650

CONSOLIDACIÓN DEL ESTADO DE UTILIDADES RETENIDAS

Periodo terminado el 30 de Junio de 2002

	Total Consolidado	Dr.	Cr.	Total	Cervecería Nacional, S. A.	Distribuidora Comercial S. A.	Bienes Raíces Pasadena, S. A.	Refrescos Nacionales, S. A.	Capitales y Tenencias, S. A.	Envases del Istmo, S. A.
Saldo al inicio del periodo	B/. 57,649,201	B/. 1,582,383	B/. 12,583,923	B/. 46,647,661	B/. 42,903,854	B/. 8,579,302	B/. (288,261)	B/. (2,122,565)	B/. -	B/. (2,424,669)
Ajustes de periodos anteriores	-	-	-	-	132,233	(132,233)	-	-	-	-
Saldo ajustado al inicio del periodo	57,649,201	1,582,383	12,583,923	46,647,661	43,036,087	8,447,069	(288,261)	(2,122,565)	-	(2,424,669)
Utilidades capitalizadas	(1,136,020)	-	406,159	(1,542,179)	(1,136,020)	(139,842)	(12,568)	(253,749)	-	-
Utilidad neta	7,630,853	34,755,713	31,523,627	10,862,939	6,833,152	1,417,894	279,135	556,081	1,544,027	232,650
Dividendos pagados	(3,686,223)	-	2,535,034	(6,221,257)	(3,693,713)	(848,776)	(173)	(134,568)	(1,544,027)	-
Saldo al final del Periodo	B/. 60,457,811	B/. 36,338,096	B/. 47,048,743	B/. 49,747,164	B/. 45,039,506	B/. 8,876,345	B/. (21,867)	B/. (1,954,801)	B/. 0	B/. (2,192,019)